SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934 (Amendment No.)

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[x] Definitive Proxy announcement

[ ] Definitive Additional Materials

[ ] Soliciting Material Pursuant to § 240.14a-11(c) or

OREGON PACIFIC BANCORP
(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement if other than the Registrant)

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[x] No fee required

[ ] Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11

CALCULATION OF FILING FEE

Title of each class of securities to which transaction applies:	Aggregate number of securities to which transaction applies:	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11:	Proposed maximum aggregate value of transaction:	Total Fee Paid

[ ] Fee paid previously with preliminary materials.

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

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Registration Statement No.:_____Date Filed:_____

OREGON PACIFIC BANCORP

PROXY STATEMENT FOR 2004 ANNUAL MEETING OF SHAREHOLDERS

Date of Proxy Statement: March 26, 2004

General

This Proxy Statement is furnished by the Board of Directors of Oregon Pacific Bancorp (the "Company"), an Oregon Corporation and financial bank holding company, in connection with the solicitation of proxies by the Company Board of Directors for use at the Company's 2004 Annual Meeting of Shareholders (the "2004 Annual Meeting"), to be held at 7:00 p.m. Pacific Time on April 29, 2004 at the Oregon Pacific Banking Co.'s (the "Bank") principal executive offices, 1355 Highway 101, Florence, Oregon 97439. This Proxy Statement and the enclosed proxy card are first being mailed to Company shareholders on or about March 26, 2004. The Company's 2003 Annual Report to Shareholders is being mailed to Company shareholders with this Proxy Statement.

Purposes of Annual Meeting

1. <u>Election of Directors</u>. The election of three (3) directors of the Company to serve for three-year terms beginning on April 29, 2004.

2. <u>Other Matters</u>. Any other matters as may properly be raised at the 2004 Annual Meeting. The management of the Company does not intend to present any matters at the Annual Meeting other than that outlined above. As of the date of this Proxy Statement, management has no knowledge of any matters which may be presented by its shareholders at the Annual Meeting.

Record Date and Outstanding Shares

The only class of issued and outstanding stock of the Company is its common stock, no par value (the "Common Stock"). Only holders of record of the Common Stock at the close of business on March 5, 2004 will be entitled to vote at the 2004 Annual Meeting. On that date, the Company had 2,178,038 shares of Common Stock outstanding held by approximately 660 shareholders.

Quorum and Voting

Each holder of Common Stock is entitled to one vote per share on each matter submitted to a vote at the 2004 Annual Meeting. Under Oregon law, action may be taken on a matter submitted to shareholders only if a quorum exists with respect to that matter. A majority of the outstanding shares of Common Stock entitled to vote at the 2004 Annual Meeting, present in person or represented by proxy, will constitute a quorum for the 2004 Annual Meeting.

Holders of shares of Common Stock are not entitled to cumulative voting rights in the election of directors. A nominee for election to the Board of Directors will be elected by a plurality of the votes cast by the shares entitled to vote at the 2004 Annual Meeting. In the election of directors, any action other than a vote for a nominee will have the practical effect of voting against the nominee. Abstentions and other non-votes (including broker non-votes) are counted in determining whether a quorum exists at the 2004 Annual Meeting, but are not counted in determining whether a proposal is approved or in determining whether a plurality exists with respect to a given nominee. Proxies and ballots will be received and tabulated by an employee of the Bank on behalf of the Company's transfer agent, Registrar and Trust Services.

Revocability of Proxies

A proxy delivered pursuant to this solicitation is revocable at the option of the person giving the proxy, at any time before it is exercised, by delivering to the Secretary of the Company a written notice of revocation or a duly executed proxy card bearing a later date, or by attending the 2004 Annual Meeting and electing to vote in person. Attendance at the 2004 Annual Meeting, in and of itself, will not constitute revocation of a proxy. If no directions are specified, the shares will be voted (i) "FOR" the election of the directors to a three-year term recommended by the Board of Directors, and (ii) in accordance with the discretion of the named proxies, on other matters properly brought before the 2004 Annual Meeting.

Solicitation of Proxies

The accompanying proxy is solicited by and on behalf of the Board of Directors, and the entire cost of preparing, printing and mailing this Proxy Statement and the proxy solicited hereby will be borne by the Company. In addition to use of the mails, proxies may be solicited by directors, officers and other employees of the Bank, without additional remuneration, in person or by telephone or facsimile transmission. The Company will also ask brokerage firms, bank nominees, custodians and fiduciaries to forward proxy materials to beneficial owners of the Common Stock as of the record date and will reimburse them for the cost of forwarding the proxy materials in accordance with customary practice. Your cooperation in promptly completing, signing, dating and returning the enclosed proxy card will help avoid additional expense.

PROPOSAL ONE: ELECTION OF DIRECTORS

Election of Directors and Information about Nominees

The Company's Articles of Incorporation authorize a Board of no less than seven (7) and no more than fifteen (15) directors. The Board of Directors is divided into three classes identified as Class A, Class B, and Class C. The three current directors of the Bank in Class 2 whose terms expire in 2004 have been nominated for re-election. These nominees (the "Nominees") for election are Thomas K. Grove, Robert R. King, and Jon Thompson. Each Nominee, if elected, will serve as director of the Company until the third succeeding annual meeting following his or her election or until his or her successor is qualified and elected, subject to earlier termination by death, disability, resignation or removal.

Thomas K. Grove, age 58, has served as President, Chief Executive Officer and Secretary, of the Bank since June 1984 and became President and Chief Executive Officer of the Company in January 2003. Before joining the Bank, Mr. Grove held a number of positions with Wyoming National Bank in Casper, Wyoming. Mr. Grove also serves as a director of Peace Harbor Hospital, Friends of Florence, Siuslaw School District No. 97J and Western Lane Community Development Corporation; as an officer of Oregon Dunes Restoration Council; and serves on the advisory board at Lane Community College, all nonprofit organizations located in the Florence, Oregon area.

Robert R. King, age 60, has served as a director of the Bank since its inception in 1979 and became a director of the Company in 2003. Mr. King has been the President and a principle shareholder of R&R King Logging, Inc., a logging company in Florence, Oregon, since 1967. He is also part owner of King Land & Cattle, LLC, a cattle ranch in the Florence area.

Jon Thompson, age 42, was appointed to fill a vacancy as a result of the retirement of a former board member. Mr. Thompson is the president, general manager, and owner of KCST Radio in Florence that he launched in 1988. Mr. Thompson is a member of the board of Florence Food Share and is past president and board member of the Florence Area Chamber of Commerce. He also has served as chairman of the Rhododendron and Chowder, Blues and Brews festivals in Florence and the city's Casino Task Force.

The Board of Directors recommends a vote FOR the election of all Nominees.

The election of the Nominees requires the affirmative vote of the holders of a simple majority (50%) of the Company's issued and outstanding common stock entitled to vote on the matter. Shares eligible to be voted, for which a properly dated and executed proxy is received by the Secretary of the Company before the 2004 Annual Meeting, will be voted in accordance with any choice specified. Where no choice is specified, eligible shares will be voted for each Nominee. If any nominee is not available for election, the proxies will be voted by the named proxy holders for such substitute Nominee as the Board of Directors may designate. Management has no reason to believe any Nominee will be unavailable to serve.

Information About the Directors Continuing in Office

A.J. Brauer, M.D., age 74, has been a director of the Bank since its formation in December 1979. He served as Chairman of the Board of Directors from 1979 until 1990 and again from 1993 to the present. Dr. Brauer operated a medical practice as a physician and surgeon in Florence, Oregon for 31 years until 1989, and then served as a medical missionary in Kenya from 1990 until his retirement in 1993. Dr. Brauer also serves as a director of Peace Harbor Hospital in Florence. His term expires on the date of the 2006 annual meeting of shareholders. His term expires on the date of the 2006 annual meeting of shareholders.

Lydia G. Brackney, age 65, has served as a director of the Company since October 1997. Ms. Brackney served as Secretary of and a teacher with Siuslaw School District in Florence, Oregon for nine years until her retirement in 1995. Her term expires on the date of the 2006 annual meeting of shareholders.

Marteen L. Wick, age 53, has served as a director of the Bank since October 1997. Ms. Wick has been the owner of Kitchen Klutter, a retail kitchenware store in Florence, Oregon since 1995 and previously served as manager of that store from 1988 to 1994. Her term expires on the date of the 2005 annual meeting of shareholders.

Richard L. Yecny, age 49, has served as a director of the Bank since April 1994. Mr. Yecny, a Certified Public Accountant, is Chief Financial Officer of Peace Health Siuslaw Region since January 2001. From 1982 through 2000, he was a principal shareholder of Davis, Yecny & McCulloch, P.C., a certified public accounting firm formerly with offices in Florence and Reedsport, Oregon. Mr. Yecny is also a Chamber of Commerce board member, regional board member of the Oregon Community Foundation, and treasurer of Friends of Florence, all nonprofit organizations located in Florence. His term expires on the date of the 2006 annual meeting of shareholders.

All of the Bank directors were elected directors of the Company at its inception on January 1, 2003.

Information About Former Directors

Gary Hoberg, who had served as a director since the Bank's inception in 1979, and Forrest Grigsby, who had served as a director since 1992, both retired effective as of the January 20, 2004 monthly board meeting.

SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the ownership of the Company's Common Stock, which is the Company's only class of stock issued and outstanding, beneficially owned as of January 31, 2004 by the Board of Directors of the Company and executive officers of the Bank. The table includes the percentage of total Company shares owned by each based on total issued and outstanding shares, as of January 31, 2004, of 2,173,592. Except as disclosed below or elsewhere in this Proxy Statement no person known to the Company beneficially owns more than 5% of its Common Stock. The mailing address of each person listed below is the Company's principal executive offices, 1355 Highway 101, Florence, Oregon 97439.

	Common Stock	
	Number of Shares	**Percent of Outstanding Shares**
Directors		
Lydia G. Brackney [1]	3,353	0.2%
A.J. Brauer, M.D. [2]	109,686	5.0%
Forrest G. Grigsby [3]	38,693	1.8%
Thomas K. Grove [4]	105,460	4.9%
R. Gary Hoberg [5]	41,321	1.9%
Robert R. King [6]	125,486	5.8%
Marteen L. Wick [7]	2,909	0.1%
Richard L. Yecny [8]	3,448	0.2%
All Directors (8 persons):	430,356	19.8%
Executive Officers		
Joanne A. Forsberg	1,980	0.1%
James C. Griggs	4,000	0.2%
Samuel R. Jones	1,500	0.1%
Don Mabry	100	**
Patricia Riley	500	**
K. C. Short	200	**
All Directors and Executive Officers as a Group (19 persons)	438,636	20.2%

**Less than .05%
_____

Note 1: Only officers who owned stock as of January 31, 2004 are listed.

Note 2: "Beneficial Ownership" is defined pursuant to Rule 13d-3 of the Exchange Act, and generally means any person who directly or indirectly has or shares voting or investment power with respect to a security. Share ownership totals include shares held individually, shares owned jointly with other persons including spouses, shares held in trust for the owner or for the owner's minor children or grandchildren, shares owned by certain other family members and their spouses, and shares owned or controlled directly or indirectly by any of the above through partnerships or corporations, all as more particularly described below. A person shall be deemed to be the beneficial owner of a security if that person has the right to acquire beneficial ownership of the security within 60 days, including, but not limited to, any right to acquire the security through the exercise of any option or warrant or through the conversion of a security. Any securities not outstanding that are subject to such options or warrants shall be deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the class owned by that person, but shall not be deemed to be outstanding for the purpose of computing the percentage of the class owned by any other person.

[1] All shares are owned individually.

[2] All shares are owned jointly with Dr. Brauer's wife, Catherine Brauer.

[3] Includes 31,662 shares held jointly with Mr. Grigsby's wife, Lynne Grigsby, pursuant to the Siuslaw Valley Electric, Inc. Employee Pension Trust. Also includes 1,074 shares held solely in an Individual Retirement Account (IRA). Also includes 1,057 shares held by Lynne Grigsby in an IRA account and 4,900 shares held by Mr. Grigsby's son, Stanton Grigsby, as to which Mr. Grigsby disclaims beneficial ownership.

[4] Includes 66,947 shares jointly owned with Mr. Grove's spouse, Sharon Grove and 15,811 shares held solely by Mr. Grove's IRA. It also includes 11,002 shares beneficially owned solely by Mr. Grove's spouse, of which Mr. Grove disclaims beneficial ownership. Also includes 11,700 shares as to which Mr. Grove shares voting power with the other members of the Bank's Trust Officers Investment Committee, which administers a charitable trust on behalf of a deceased customer of the Bank.

[5] Includes 39,960 shares held jointly with Mr. Hoberg's wife, Wanda Hoberg. This also includes 1,361 shares beneficially owned solely by Mr. Hoberg's spouse, of which Mr. Hoberg disclaims beneficial ownership.

[6] Includes 84,919 shares held jointly with Mr. King's wife, Kay King. Also includes 39,888 shares beneficially owned by Mr. King's mother, Dorothemae King, 19,944 of those shares as trustee of the Robert K. King Family Trust and 19,944 of those shares as trustee of the Dorothemae King Survivor's Trust. Mr. King has the right to vote those shares, on all matters submitted to a shareholder vote, as Trustee under a Voting Trust Agreement that expires on July 14, 2004, and may be deemed to beneficially own those shares. Also includes 679 shares of the R. Justin King Trust, of which Mr. King disclaims beneficial ownership.

[7] All shares owned jointly with Ms. Wick's husband, John Wick.

[8] Includes 920 shares held in an Individual Retirement Account and 2,528 shares held jointly with Mr. Yecny's spouse, Jane Yecny.

MANAGEMENT AND COMPENSATION INFORMATION

Compensation of Directors

During 2003, Bank directors received $400 per month each as compensation for serving as a director. Directors are also eligible for a discretionary annual performance bonus. No bonuses were awarded to any director in fiscal 2003.

Board Committees and Meetings of Oregon Pacific Bancorp

The Board of Directors of the Company held 13 meetings during fiscal 2003. Each director serving on the Bank Board of Directors during 2003 was present for more than 85% of the aggregate number of all meetings of the Board of Directors held during the year the director was in office.

Board Committees and Meetings of the Bank

The Board of Directors of the Bank held 14 meetings during fiscal 2003. Each director serving on the Bank Board of Directors during 2003 was present for more than 79% of the aggregate number of all meetings of the Board of Directors held during the year the director was in office.

The Bank Board of Directors has a Trust Committee. The purpose of the Directors' Trust Committee is to review any reportable transactions, pending litigation, compliance issues, and conflicts of interest for the Trust Department. All members of the Bank Board are members of the Trust Committee. The Directors' Trust Committee held 4 meetings in fiscal 2003. Each member attended at least 75% of the meetings.

The Bank Board of Directors has an Audit Committee that oversees actions taken by the Bank's examiners and independent auditors, which it has authority to hire. The members of the Committee in fiscal 2003 were Messrs. Yecny, King, and Ms. Wick. The Audit Committee held nine meetings in fiscal 2003 and each member attended at least 89% of all meetings. The Company has determined that one member of the audit committee, Mr. Yecny, qualifies as a "financial expert" as defined in Section 401(h) of Regulation S-K promulgated by the Securities and Exchange Commission.

The Bank Board of Directors also has a Compensation Committee. The Committee reviews the compensation of the Bank's executive officers and sets compensation policies and guidelines. The members of the Committee in fiscal 2003 were Messrs. Brauer, Grigsby, Grove, Yecny, and Ms. Brackney. Two meetings were held during 2003, and each member attended 100% of the meetings.

Executive Officers and Significant Employees

The following information identifies the Bank's executive officers. All executive officers serve at the discretion of the Board of Directors. The Bank has no written employment agreements with any of its executive officers.

NAME	AGE	POSITION	YEARS OF BANKING EXPERIENCE
Thomas K. Grove	58	President, Chief Executive Officer and Secretary	33
Joanne A. Forsberg	52	Chief Financial Officer	5
Christopher M. Giovinco	54	Senior Vice President and Credit Administrator	31

James C. Griggs	65	Senior Vice President, Sales Manager of Commercial and Consumer Loans	33
Deena Gisholt	43	Vice President, Manager-Coos Bay	25
Mark Hetrick	47	Senior Vice President and Chief Lending Officer	14
Mary Hipkiss	54	Vice President, Director, Human Resources	5
Samuel R. Jones	57	Director, Financial Services	9
Don Mabry	56	Executive Vice President, Chief Operations Officer	22
Patricia Riley	59	Senior Vice President, Trust and Asset Management Services	18
Gary Parker	56	Senior Vice President, Regional Manager Commercial Loans	34
K.C. Short	55	Vice President, Senior Commercial Lender	32

Mr. Grove's biographical information is set forth under "Information About the Directors Continuing in Office" above.

Joanne A. Forsberg, a Certified Public Accountant, has been Controller or Chief Financial Officer of the Bank since May 1999 and became Corporate Secretary and Chief Financial Officer of the Company in January 2003. Ms. Forsberg is a 2003 graduate of the Graduate School of Bank Investments and Financial Management; Moore Business School, University of South Carolina. Prior to joining the Bank she had fourteen years of experience as an accountant in the public and private sectors.

Deena Gisholt joined the Bank as Vice President and Manager of Coos Bay in September 2003. Ms. Gisholt previously worked for 23 years at Security Bank later acquired by Umpqua Bank in many aspects of banking, most recently as Vice President, Commercial Loan Officer.

Christopher M. Giovinco has served as Senior Vice President and Credit Administrator for the Bank since March 2000. Mr. Giovinco was employed by Washington Mutual from 1990 to 2000, serving most recently as Credit Examiner for all Washington Mutual commercial branches.

James C. Griggs has served as Senior Vice President and Sales Manager Real Estate Construction Loans since March 2003. From September 1997 to March 2003, Mr. Griggs served as Senior Vice President and Sales Manager of Commercial and Consumer Loans, and from June 1992 to September 1997, he served as Vice President and Loan Officer of the Bank.

Mark Hetrick joined the Bank in June 2003 as Senior Vice President and Chief Lending Officer. Prior to that Mr. Hetrick served as Vice President, Commercial Lending Group at Umpqua Bank in Eugene from November 1999 until June 2003. From October 1992 to November 1999 he was the Corporate Credit Manager of Timber Products Company in Springfield, Oregon.

Mary Hipkiss has served as Director of Human Resources for the Bank since October 2001. From March 1999 Ms. Hipkiss served as assistant or coordinator of the Bank's Human Resources department. From October 1998 through February 1999 she was a financial advisor with Waddell & Reed, and from March 1993 through November 1999 she was owner of M & M Seaplane Operations, Inc.

Samuel R. Jones served as Director of Oregon Pacific Financial Services from November 1999 through January 2004 when he resigned to pursue other opportunities.

Don Mabry has served as Executive Vice President and Chief Operations Officer since January 2002. He worked for Umpqua Bank from January 2001 to January 2002 as Vice President and Manager, Credit Review. From August 1998 through January 2001, Mr. Mabry was the Compliance Officer of Valley of the Rogue Bank. He was a staff accountant at Moss Adams, LLP from 1993 through 1998.

Patricia Riley, Senior Vice President of Trust and Asset Management Services, has served the Bank since May 2000. Ms. Riley was admitted to the Oregon State Bar in April 1985. She worked for Bank of America in Portland, Oregon from 1985 to 1995 as Vice President/Senior Trust Officer. From 1995 to 2000, Ms. Riley was employed as Vice President/Senior Trust Officer by Union Bank of California in Portland, Oregon.

Gary Parker has served as Senior Vice President and Regional Manager of Commercial Loans for the Roseburg Bank since November 2003. From May 2000 until November 2003, Mr. Parker was a Vice President and Branch Manager/Commercial Lender for Premier West Bank, and from February 1998 through May 2000 served as Vice President and Senior Commercial Lender/Area Credit Manager at Douglas National Bank.

K. C. Short joined the Bank as Vice President and Senior Commercial Lender in November 2002. From December 1999 through November 2002 he served as Vice President and Senior Commercial Lending Officer at Umpqua Bank in Eugene/Springfield. From November 1997 until December 1999 he served as Assistant Vice President and Senior Commercial Lender with Centennial Bank in Springfield, Oregon.

Family Relationships

There are no family relationships among the directors and executive officers of the Bank.

Compensation Summary

The following table sets forth certain information regarding the compensation paid in the last three fiscal years to the Bank's President and Chief Executive Officer, Thomas K. Grove, for services rendered in all capacities to the Bank. Three additional officers, listed below, exceeded $100,000 in 2003.

Summary Compensation Table

Name and Principal Position	Year	Salary and Commission	Bonus	Long-Term Compensation Securities Options (#)	All Other Compensation
Thomas K. Grove President, CEO	2003	$110,000	$100,905	__	$7,929
	2002	$85,160	$21,904	__	$7,756
	2001	$83,000	$71,399	__	$9,190

Bonuses for Mr. Grove were earned for the year indicated and not paid until the following year. Other compensation represents fees for service as a Board of Directors member, of $4,800, $4,800 and $6,800 for 2003, 2002 and 2001, respectively, plus the value of Mr. Grove's use of a Bank-owned automobile. The total of the perquisites received by Mr. Grove, including the use of the Bank's automobile and payment of dues for a club membership, did not exceed 10% of his salary plus bonus for the years shown.

Grant of Stock Options

No stock option grants were made to Mr. Grove in fiscal 2003. One option grant was made in fiscal 2003 to executive officers and key employees. See the Section below entitled "Report on Compensation."

Option Exercises and Year-End Values

The following table sets forth certain information regarding options outstanding at year-end:

Aggregate Option Exercises in Fiscal 2003
and Year-End Option/Warrant Values

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options/Warrant at December 31, 2003		Value of Unexercised In-the-Money Options/Warrants at December 31, 2003	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Thomas K. Grove	20,000	$24,000	—	—	—	—
Samuel R. Jones	—	—	—	1,250	—	—
Christopher M. Giovinco	—	—	—	1,538	—	$615
Joanne A. Forsberg	—	—	—	5,197	—	$10,862
Don Mabry	—	—	—	1,612	—	$1,128

Equity Compensation Plan Summary

The following table shows the status of option grants under the Bank's Incentive Stock Option Plan as of December 31, 2003:

Equity Compensation Plan Information

Plan Category	# of Securities to Be Issued on Exercise of Outstanding Options (a)	Weighted-Average Exercise Price of Outstanding Options (b)	# of Securities Remaining Available for Future Issuance Under Plan (Excluding Securities in Column (a)) (c)
Equity Compensation Plans Approved by Security Holders	9,597	$5.73	214,497
Equity Compensation Plans Not Approved by Security Holders	N/A	N/A	N/A
Total:	9,597	$5.73	214,497

Deferred Compensation and Incentive Plan

In 1995, the Bank established a Deferred Compensation and Incentive Plan (the "Plan") under which certain senior officers of the Bank selected by the Board of Directors may defer a portion of their annual compensation, including salary and bonus. Amounts deferred are credited to a bookkeeping deferred compensation account maintained by the Bank for each participant in the Plan. The Bank has no obligation to fund its liability under the Plan, and the deferred compensation accounts under the Plan remain the property of the Bank until distributed to the participants. A participant's deferrals under the Plan are vested on the first to occur of the following events: (i) the participant's death or disability while employed by the Bank; (ii) the participant's retirement; (iii) termination of the Plan; or (iv) termination of the participant's employment with the Bank. Participants are entitled to the value of the vested portion of their deferred compensation accounts after the occurrence of one of the vesting events described in the preceding sentence. As of December 31, 2003 the Bank's liability to the eight participants in the Plan was $884,235.

REPORT OF AUDIT COMMITTEE AND COMPENSATION REPORT

Company Committees and Audit Charter

As the Company only became the holding company of the Bank effective January 1, 2003, and did not appoint any committees during fiscal 2003, the Company has no audit or compensation committee reports for 2003. As of the date of this Proxy Statement the Company has not adopted an Audit Committee Charter, and all Company audit committee functions were performed by the Audit Committee of the Bank. The Company plans to adopt an audit committee charter by June 30, 2004, and to appoint an audit committee. The Company expects that the charter will be substantially the same as the Bank's Audit Committee Charter.

Bank Audit Committee Report

The Audit Committee of the Bank submits the following report for fiscal 2003. The Audit Committee has reviewed and discussed the audited financial statements of the Company for the fiscal year ended December 31, 2003 with management and the independent auditors, Moss Adams LLP. The Audit Committee also reviewed the scope, conduct, and results of the audit performed by Moss Adams LLP, including the matters required for discussion by Statement of Auditing Standards No. 61. The Audit Committee reviewed the written disclosures regarding the independence of Moss Adams LLP contained in its letter to the Audit Committee as required by Independence Standards Board Standard No. 1.

Based on the above, the Audit Committee recommended to the Board of Directors that the financial statements be included in the Annual Report on Form 10-K for the fiscal year ended December 31, 2003 for filing with the Securities and Exchange Commission. The activities of the Bank Audit Committee are governed by its charter. This report is submitted by the Bank's Audit Committee, consisting of Messrs. Yecny, King, and Ms. Wick.

Note: Notwithstanding anything to the contrary set forth in any of the Company's previous or future filings under the Securities Act or the Exchange Act that might incorporate this Proxy Statement in future filings with the Securities and Exchange Commission, in whole or in part, the foregoing report shall not be deemed to be incorporated by reference into any such filing.

Bank Report on Compensation

The Bank Compensation Committee submits the following report on executive compensation for fiscal 2003. This report is submitted by the Bank's Compensation Committee, consisting of A. J. Brauer, Lydia G. Brackney, Forrest G. Grigsby, Thomas K. Grove, and Richard L. Yecny.

The executive compensation policies and programs developed by the Bank are designed to retain and motivate executive officers and to ensure that their interests are aligned with the interests of the Company's shareholders. The Bank's policy is to offer competitive compensation opportunities for its employees based on a combination of factors, including Bank growth, financial performance, and the individual's personal contribution to the business.

The Bank's compensation programs are implemented by the Bank's Board of Directors and consist of base salary, annual incentives, and long-term incentives. The Bank's President recommends to the Compensation Committee annual salary adjustments and incentive grants for the Bank's executive officers other than himself. All members of the Board of Directors ratify Committee decisions concerning executive compensation. Executive officers do not participate in decisions affecting their own compensation.

In reaching a determination concerning fiscal 2003 executive officer base salaries, the Bank Board of Directors considered the recommendations of the President, which were based in part on a review of competitive information supplied by the Bank's accountants and compiled by independent compensation consultants. In making recommendations, the President compared the Bank to a selected group of Western Oregon region banks of similar size and business niche, and considered compensation only for executives with similar job descriptions. There is no fixed numerical or formula-based relationship between base salary and corporate performance, or between base salary and the competitive range of salaries that may be offered by competitive companies.

On an annual basis, the Board of Directors considers the grant of annual incentive bonuses to each executive officer. Incentive bonuses are discretionary. In making its bonus determinations, the

Board of Directors takes into consideration the individual's performance, contribution, and accomplishments during the past fiscal year, and the Bank's financial performance. In addition, the Board in its discretion may utilize an incentive formula based on the Bank's return on average equity ("ROAE") as compared with the Bank's national peer group. Under this formula, the Bank's minimum performance must be equal to or greater than the 50th percentile of its peer group on ROAE for the award of an incentive bonus to the Bank's President and Chief Executive Officer, Thomas K. Grove. Some formulas of other executive officers are substantially similar. The bonus is tied to a fixed percentage of the Bank's after-tax profit. In fiscal 2003, $116,585 of incentive bonuses were awarded to executive officers, including $100,905 awarded to Mr. Grove. By contrast, $75,202 of incentive bonuses were awarded to executive officers, including $43,808 awarded to Mr. Grove in 2002.

In 1994, the shareholders of the Bank approved an Incentive Stock Option Plan ("ISOP"). The Bank Board of Directors recommended the ISOP because it believed that stock ownership by executive officers and key employees provides valuable incentives for those persons to benefit as the common stock price increases, and that stock option-based incentive compensation arrangements help align the interests of executives, employees, and shareholders. From 1994 and continuing through 2002, the Bank Board of Directors had the ability to grant stock options to executives and key employees through the ISOP. At the 2003 Annual Meeting, a new stock-based incentive plan was approved by the shareholders. The plan authorizes both stock options and other forms of stock-based compensation. Among other things, the new plan provides that options granted under the Bank's old ISOP be converted automatically, effective January 1, 2003, into options covering Company common stock. Under the 1994 and 2003 ISOPs, there were options outstanding for 9,597 shares as of December 31, 2003. The 2004 ISOP provides for an aggregate of 10% of outstanding shares of the Bank's common stock to be granted to key employees. Grants made prior to 2003 are excluded from the percentage share limitation of which 7,985 remain outstanding at December 31, 2003. One option grant was made in fiscal 2003 to executive officers and key employees.

TRANSACTIONS WITH OFFICERS AND BOARD MEMBERS

During the Company's 2003 fiscal year, the Bank entered into banking-related transactions in the ordinary course of business with certain executive officers, directors and principal shareholders of the Company (including certain executive officers of the Bank), members of their immediate families and corporations or organizations with which they are affiliated. It is expected that similar transactions will be entered into in the future. Loans to such persons have been made on substantially the same terms, including the interest rate charged and collateral required, as those prevailing at the time for comparable transactions with persons not affiliated with the Company or the Bank. These loans have been, and are presently, subject to no more than the normal risk of collectibility and present no other unfavorable features. The amount of loans to directors, executive officers and principal shareholders of the Company (including certain executive officers of the Bank) and their associates as a group at December 31, 2003, was $1,202,000. As of the date of this proxy statement, all of these loans were performing loans.

PROPOSALS OF SHAREHOLDERS

Under Section 1.8 of the Company's Bylaws, unless otherwise permitted by the Board of Directors, any business, including without limitation nominations of directors, may be properly brought before an annual shareholders' meeting, or before any special meeting of shareholders, by a shareholder only upon the shareholder's timely notice in writing to the secretary of the Bank. To be timely, a shareholder's written notice must be physically received at the principal executive offices of the Bank not later than the close of business on the thirtieth (30th) calendar day before the date of the meeting. A shareholder's notice under this provision shall set forth (i) a brief description of each matter desired to be brought before the meeting and the reason for conducting such business at the meeting, (ii) the name and address of the proposing shareholder, (iii) the class and number of shares of stock of the Bank which are beneficially owned by the proposing shareholder, (iv) any material interest of the shareholder in the business proposed, and (v) as for each person whom the shareholder proposes to nominate for election as a director (a) the name, age, business address, and residence address of such person, (b) the principal occupation or employment of such person, (c) the class and number or shares of stock, if any, of the Bank which are beneficially owned by such person, (d) the proposed nominee's written consent, and (e) any other information relating to such person that is required to be disclosed or is otherwise required by any applicable law.

In addition, shareholder proposals intended for inclusion in the proxy materials for the Company's 2005 Annual Meeting of Shareholders must be received by the Bank no later than November 26, 2004. Any such proposals should be directed to: Corporate Secretary, Oregon Pacific Bancorp, 1355 Highway 101, P.O. Box 22000, Florence, Oregon 97439.

CODE OF ETHICS

The Board of Directors has adopted a code of business conduct and ethics for the Company's and Bank's Chief Executive Officer and Chief Financial Officer and the Bank's Chief Operating Officer, known as the Code of Ethics Policy. The Code of Ethics Policy requires, among other things, that the Company's senior officers avoid conflicts of interest, comply with all laws and other legal requirements, conduct business in an honest and ethical manner and otherwise act with integrity and in the Company's best interest. A copy of the Code of Ethics Policy is available free of charge upon written request. Please direct the request to Oregon Pacific Bancorp, P.O. Box 22000, Florence, Oregon, 97439.

INDEPENDENT AUDITORS

The Audit Committee retained Moss Adams LLP, independent auditors, to audit the Company's and the Bank's financial statements for the fiscal year ending December 31, 2003. Representatives of Moss Adams LLP are not expected to be present at the 2004 Annual Meeting.

Audit Fees

The Company paid Moss Adams LLP $46,000 for professional services rendered in connection with the audit of the Bank's financial statements for 2002 and for the review of the Company's and the Bank's quarterly financial statements for the first three quarters of 2003. Set forth below is certain information concerning aggregate fees billed for professional services rendered during fiscal year 2003 and 2002 by the Company's and the Bank's auditors for those respective years. The aggregate fees included in the Audit category were fees billed *for* the fiscal years for the audit of the Company's or the Bank's annual financial statements and the review of the Company's and the Bank's quarterly financial statements. The aggregate fees included in each of the other categories were fees billed *in* the fiscal years.

	2003	2002
Audit fees	$50,000	$49,000
Audit-Related Fees	$43,000	-
All Other Fees	$30,000	$15,000

All Other Fees

The Bank paid Moss Adams LLP $30,000 for all other services rendered to the Company and its subsidiaries during 2003. The Audit Committee considered whether the provision of these services by Moss Adams LLP is compatible with maintaining Moss Adams LLP's independence. (Moss Adams LLP performed no information systems design or implementation services for the Bank in 2003.)

The firm of Davis, McCulloch & Norton PC was paid $4,760 and $5,979 for tax work in 2003 and 2002, respectively. Other fees paid to them for services rendered were $20,445 in 2003 and $17,667 for 2002 which includes verification that loan underwriting meets guidelines for mortgages sold to a third party.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's directors, Bank executive officers and persons who own 10% of the Bank's Common Stock to file with the Securities and Exchange Commission (the "SEC") initial reports of beneficial ownership on Form 3 and reports of changes in beneficial ownership of Common Stock and other equity securities of the Bank on Forms 4 and 5. Reporting persons are required by SEC regulations to furnish the Bank with copies of all Section 16(a) reports that they file. To the Company's best knowledge and belief, all directors, executive officers and 10% stockholders were in compliance with such reporting requirements except as follows: (1) Director A. J. Brauer purchased 29,412 shares on March 29, 2003 for which a Form 4 was filed on June 5, 2003; (2) Director A. J. Brauer purchased 7,000 shares on January 8, 2004 for which a Form 4 was filed on January 22, 2004; (3) the following Form 5s for the individuals and transactions shown were filed between February 23 and February 25, 2004, later than the filing date of February 15, 2004: (i) K. C. Short, for 100 shares purchased on 11/17/03; (ii) Donald Mabry, for 100 shares purchased on 06/04/03; (iii) Director Marteen Wick, for 100 shares purchased on 02/28/03; (iv) Joanne Forsberg, for 500 shares purchased on 09/0203; (v) Director A. J. Brauer, for 189 shares purchased on 08/09/03; (vi) K. C. Short, for 100 shares purchased on 07/07/03; (vii) Pat Riley, for 500 shares purchased on 06/02/03.

OTHER BUSINESS

The Board of Directors does not intend to present any business at the 2004 Annual Meeting other than as set forth in the accompanying Notice of Annual Meeting of Shareholders and as described in this Proxy Statement, and has no present knowledge that any others intend to present business at the 2004 Annual Meeting. However, if other matters requiring a shareholders vote properly come before the 2004 Annual Meeting or any adjournment or postponement thereof, the persons named in the accompanying form of proxy will have discretionary authority to vote the proxies held by them in accordance with their judgment as to those matters.

ANNUAL REPORT

A copy of the Bank's 2003 Annual Report to Shareholders accompanies this Proxy Statement.

AVAILABILITY OF FORM 10-K AND OTHER INFORMATION

A full copy (without exhibits) of the Company's Form 10-K for the year ended December 31, 2003 as filed with the Securities and Exchange Commission is available free of charge upon written request. Please direct the request to Oregon Pacific Bancorp, P.O. Box 22000, Florence, Oregon, 97439. The Company's filings under the Exchange Act, including exhibits, may also be accessed over the Internet through the website maintained by the Securities and Exchange Commission at http://www.sec.gov.

Copies of any exhibits attached to such Form 10-K are available from the Company at a charge of $.25 per page, the Company's reasonable expense for copying and mailing such materials, upon written request.

PERFORMANCE GRAPH

The following graph compares the cumulative total return to holders of the Bank's Common Stock with the cumulative total return of the Nasdaq U.S. Stock Market, and the Russell 2000 Index for the period beginning January 1, 1999, the first trading day of the Common Stock, and ending February 29, 2004.



	12/31/98	12/31/99	12/31/00	12/31/01	12/31/02	12/31/03	02/29/04
OPBP	$ 100.00	$ 117.64	$ 73.45	$ 92.64	$ 132.05	$ 129.04	$133.55
NASDAQ	$ 100.00	$ 185.58	$ 112.67	$ 88.95	$ 61.35	$ 91.37	$ 92.57
Russell 2000	$ 100.00	$ 121.26	$ 117.59	$ 120.52	$ 95.83	$ 141.11	$ 148.57

[Assumes $100 invested in the Company's Common Stock (the Bank prior to 2003), the Nasdaq U.S. Stock Market, and the Russell 2000 Index, with all dividends reinvested. Stock price shown above for the Common Stock is historical and not necessarily indicative of future price performance.]

By Order of the Board of Directors

Thomas K. Grove
President, Chief Executive Officer

Florence, Oregon
March 26, 2004

OREGON PACIFIC BANCORP

March 26, 2004

Dear Shareholder:

On behalf of the Board of Directors, it is my pleasure to extend to you an invitation to attend the 2004 Annual Meeting of Shareholders (the "2004 Annual Meeting") of Oregon Pacific Bancorp (the "Company"). We hope you can join us. The 2004 Annual Meeting will be held at:

Place: Oregon Pacific Banking Co. Date: Thursday, April 29, 2004
       1355 Highway 101
       Florence, OR 97439 Time: 7:00 p.m.

The Notice of Annual Meeting, Proxy Statement and Annual Report accompany this letter. The Proxy Statement describes the business to be transacted at the meeting and provides other information concerning the Company. The principal business to be transacted at the 2004 Annual Meeting will be the election of directors in Class C whose terms expire in 2004 to three-year terms to serve on the Company's Board of Directors and approval of the Incentive Stock Option Plan.

After careful consideration, the Board of Directors unanimously recommends that shareholders vote **FOR** the election of the nominated directors to three-year terms.

We know that many of our shareholders will be unable to attend the 2004 Annual Meeting. We are therefore soliciting proxies so that each shareholder has an opportunity to vote on all matters scheduled to come before the meeting. Whether or not you plan to attend the 2004 Annual Meeting, we hope that you will have your stock represented by marking, signing, dating and returning your proxy card in the enclosed envelope as soon as possible. Your stock will be voted in accordance with the instructions you give in your proxy card. You may, of course, attend the 2004 Annual Meeting and vote in person even if you have previously returned your proxy card.

Sincerely,

A.J. Brauer, M.D.
Chairman of the Board

IMPORTANT

     A proxy card is enclosed. All shareholders are urged to complete and mail the proxy card promptly. The enclosed envelope for return of the proxy card requires no postage. Any shareholder attending the 2004 Annual Meeting may personally vote on all matters considered at the meeting, in which event the signed proxy will be revoked.

IT IS IMPORTANT THAT YOUR STOCK BE VOTED

OREGON PACIFIC BANCORP

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD APRIL 29, 2004

NOTICE IS HEREBY GIVEN that the 2004 Annual Meeting of Shareholders (the "2004 Annual Meeting") of Oregon Pacific Bancorp, an Oregon financial holding company (the "Company"), will be held at the Oregon Pacific Banking Co.'s principal executive offices, 1355 Highway 101, Florence, Oregon 97439, at 7:00 p.m. local time on Thursday, April 29, 2004 for the following purpose:

1. <u>Election of Directors</u>. The election of three (3) directors of the Company to serve for three-year terms beginning on April 29, 2004.

2. <u>Other Matters</u>. Any other matters as may properly be raised at the 2004 Annual Meeting. The management of the Company does not intend to present any matters at eh Annual Meeting other than those outlined above. As of the date of this Proxy Statement, management has no knowledge of any matters which may be presented by its shareholders at the Annual Meeting.

The nominees for election as directors are named in the enclosed Proxy Statement.

The record date for the 2004 Annual Meeting is March 5, 2004. Only shareholders of record at the close of business on that date will be entitled to notice of, and to vote at, the 2004 Annual Meeting or any adjournment or postponement thereof.

ALL SHAREHOLDERS ARE CORDIALLY INVITED TO ATTEND THE 2004 ANNUAL MEETING. WHETHER OR NOT YOU PLAN TO ATTEND THE 2004 ANNUAL MEETING, YOU ARE URGED TO COMPLETE, SIGN AND DATE THE ENCLOSED PROXY CARD AND RETURN IT AS PROMPTLY AS POSSIBLE IN THE ENCLOSED POSTAGE- PREPAID ENVELOPE IN ORDER TO ASSURE THE PRESENCE OF A QUORUM. GIVING SUCH PROXY DOES NOT AFFECT YOUR RIGHT TO REVOKE IT LATER OR TO VOTE YOUR SHARES IN PERSON IF YOU ATTEND THE 2004 ANNUAL MEETING.

By Order of the Board of Directors

Thomas K. Grove
President, Chief Executive Officer

Florence, Oregon
March 26, 2004

PROXY PROXY

OREGON PACIFIC BANCORP
PROXY FOR THE ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD APRIL 29, 2004

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Thomas K. Grove and A. J. Brauer, and each of them, as Proxies, with full power of substitution, and hereby authorizes them to represent and to vote, as designated below, all shares of Common Stock of Oregon Pacific Bancorp held of record by the undersigned on March 5, 2004 at the Annual Meeting of Shareholders to be held on April 29, 2004.

Election of Directors. Elect the following two nominees to serve as directors for a three-year term or until their respective successors are elected and qualified.

THOMAS K. GROVE
ROBERT R. KING
JON THOMPSON

☐ **FOR** all nominees ☐ **WITHHOLD AUTHORITY** to vote for all nominees
☐ **WITHHOLD AUTHORITY** for the following only: ______________________________
(write the name(s) of the nominee(s) in this space)

In their discretion, the Proxies are authorized to vote on such other business as may properly come before the meeting. **IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED "FOR ALL NOMINEES".**

When shares are held jointly, each person should sign. When signing as attorney, executor, administrator, trustee or guardian, please give your full title. An authorized person should sign on behalf of corporations, partnerships and associations and give his or her title.

Dated: ______________________, 2004

____
Signature

____
Signature if held jointly

YOUR VOTE IS IMPORTANT. PROMPT RETURN OF THIS PROXY CARD WILL HELP SAVE THE EXPENSE OF ADDITIONAL SOLICITATION EFFORTS.